PROSPECTUS SUPPLEMENT NO.6	Filed Pursuant to Rule 424(b)(3)
(To the Prospectus dated March 31, 2022)	Registration No. 333-259496

Up to 31,612,349 Shares of Common Stock

(Including up to 7,217,991 Shares of Common Stock Issuable Upon Exercise of Warrants)

Up to 4,151,324 Warrants to Purchase Common Stock

This prospectus supplement updates and supplements the prospectus dated March 31, 2022 (as amended, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-259496). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 23, 2023 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 7,217,991 shares of our common stock, $0.0001 par value per share (the “Common Stock”), which consists of:

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up to 144,667 shares of Common Stock that are issuable upon the exercise of 144,667 warrants (the “Private Placement Warrants”) originally issued in a private placement to the initial stockholder of Consonance Life Sciences (the “Sponsor”) in connection with the initial public offering of Consonance-HFW Acquisition Corp. (“Consonance”),
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up to 4,006,657 shares of Common Stock that are issuable upon the exercise of 4,006,657 warrants (the “PIPE Warrants”) originally issued connection with a private placement immediately prior to the consummation of the Business Combination, and
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up to 3,066,667shares of Common Stock that are issuable upon the exercise of 3,066,667 warrants (the “Public Warrants” and, together with the Private Placement Warrants and the PIPE Warrants, the “Warrants”) originally issued in the initial public offering of Consonance.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “Selling Securityholders”) of:

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up to 31,612,349 shares of Common Stock consisting of:
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up to 12,020,000 shares of Common Stock issued in a private placement pursuant to subscription agreements (“Subscription Agreements”) entered into on April 15, 2021,
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up to 1,885,000 shares of Common Stock held by the Sponsor following a private placement in connection with the initial public offering of Consonance and subsequent share recapitalization,
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up to 90,000 shares of Common Stock transferred by the Sponsor to the independent directors of Consonance-HFW Acquisition Corp.,
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up to 144,667 shares of Common Stock issuable upon exercise of the Private Placement Warrants,
•
up to 4,006,657 shares of Common Stock issuable upon exercise of the PIPE Warrants,
•
up to 1,349,943 shares of Common Stock issuable upon the exercise of stock options, and
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up to 12,116,082 shares of Common Stock and Common Stock issuable upon exercise of Warrants issued to certain former securityholders of Surrozen Operating, Inc. pursuant to the Business Combination Agreement entered into on April 15, 2021.
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up to 4,151,324 warrants consisting of 144,667 Private Placement Warrants and 4,006,657 PIPE Warrants.

The Selling Securityholders may offer, sell or distribute all or a portion of the registered securities publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the shares of Common Stock or Warrants, except with respect to amounts received by us upon exercise of the Warrants. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The selling securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of Common Stock or Warrants. See the section titled “Plan of Distribution” in the Prospectus.

The Common Stock and Public Warrants are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbols “SRZN” and “SRZNW” respectively. On March 21, 2023, the last reported sales price of our Common Stock was $1.03 per share and the last reported sales price of our Public Warrants was $0.0799 per Public Warrant.

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This prospectus supplement should be read in conjunction with the Prospectus, including any other amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any other amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any other amendments or supplements thereto.

We are an “emerging growth company” and a “smaller reporting company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company and a smaller reporting company. We are incorporated in Delaware.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 10 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus supplement dated March 23, 2023

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 22, 2023

Surrozen, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39635	98-1556622
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

171 Oyster Point Blvd Suite 400
South San Francisco, California		94080
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: +1 (650) 489-9000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	SRZN	The Nasdaq Capital Market
Redeemable warrants, each whole warrant exercisable for one share of Common Stock	SRZNW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On March 22, 2023, Surrozen, Inc. issued a press release providing a business update regarding our research pipeline and key developmental goals for 2023.

Research and Development Pipeline Updates

SZN-043

Surrozen is developing SZN-043 for severe liver disease with an initial focus in severe alcoholic hepatitis. Clinical Development Timelines/Milestones:

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Completed enrollment of the second cohort of the Phase 1a clinical trial in healthy volunteers
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Enrolled first patient in the SZN-043 Phase 1a clinical trial in chronic liver disease, and expect data by the end of 2023
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Initiate Phase 1b clinical trial in severe alcoholic hepatitis in 2024 with potential availability of proof-of-concept data in the second half of 2024

SZN-1326

Surrozen is initially developing SZN-1326 for moderate to severe ulcerative colitis.

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Expect to re-initiate a Phase 1a clinical trial for SZN-1326 in healthy volunteers by mid-2023 with a lower dose based on the Minimum Anticipated Biological Effect Level (MABEL) following the evaluation of the clinical data and further preclinical work
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Expect Phase 1a data in healthy volunteers by the end of 2023
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Anticipate potential proof-of-concept data in ulcerative colitis (Phase 1b) in the second half of 2024

Research/Discovery Pipeline

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Prioritized programs in lacrimal gland and cornea
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Expect to nominate a fourth development candidate by end of 2023 and/or potentially entering into a strategic partnership

Corporate Updates

Results of Recent Corporate Prioritization Activities

Surrozen is focused on maintaining a strong balance sheet and prioritizing investments. Following the corporate prioritization and restructuring activities the company has an expected cash runway into the second half of 2024 which allows investment in key clinical and discovery programs. Cash, cash equivalents and marketable securities were approximately $75.8 million as of December 31, 2022.

Corporate Partnerships

Surrozen executed a partnership with Boehringer Ingelheim in the fourth quarter of 2022 to develop a Wnt agonist, SZN-413, for the treatment of people with retinal diseases. The company anticipates the potential to identify the lead Fzd-4-targeted Wnt agonist candidate by the end of 2023 which would trigger a $10 million milestone payment.

Intellectual Property

Surrozen has filed or licensed over 20 patent families related to key discoveries involving the WNT pathway and its modulation. Surrozen recently received notices of allowance from the United States Patent and Trademark Office (USPTO) for two patent families assigned to Surrozen related to the SZN-1326 program.

Financial Results for the Fourth Quarter and Full Year Ended December 31, 2022

The following are estimated unaudited preliminary financial results for the year ended December 31, 2022. Investors are advised to review those risk factors contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, and the Company’s most recent Quarterly Report on Form 10-Q for the period ended September 30, 2022 under the heading “Risk Factors”. Our independent registered public accounting firm has not audited these preliminary financial results. Actual results may differ materially from these preliminary results as a result of the completion of closing procedures, final adjustments, and other developments arising between now and the time that our financial results are finalized.

Cash Position: Cash, cash equivalents and marketable securities were $75.8 million as of December 31, 2022, compared to $123.5 million as of December 31, 2021.

Collaboration and License Revenue: Collaboration and license revenue for the fourth quarter and year ended December 31, 2022, was $12.5 million, as compared to zero for the same periods in 2021. The increase was related to the non-refundable upfront payment pertaining to the Collaboration and License Agreement executed in October 2022.

Research and Development Expenses: Research and development expenses for the fourth quarter and full year ended December 31, 2022, were $9.4 million and $37.0 million, respectively, as compared to $10.9 million and $40.2 million for the same periods in 2021. The decreases were primarily due to the completion of manufacturing drug substance for SZN-1326 and SZN-043 in 2021. Research and development expenses include non-cash stock-based compensation expenses of $0.6 million and $1.6 million for the fourth quarter and year ended December 31, 2022, respectively as compared to $0.2 million and $0.7 million for the same periods in 2021.

General and Administrative Expenses: General and administrative expenses for the fourth quarter and full year ended December 31, 2022, were $5.2 million and $19.8 million, respectively, as compared to $4.1 million and $14.2 million for the same periods in 2021. The increases were primarily related to employee-related expenses, including stock-based compensation expenses, insurance costs and professional service fees, supporting the growth in operations and costs associated with being a public company. General and administrative expenses include non-cash stock-based compensation expenses of $1.0 million and $2.9 million for the fourth quarter and year ended December 31, 2022, respectively, as compared to $0.5 million and $1.6 million for the same periods in 2021.

Interest Income: Interest income for the fourth quarter and year ended December 31, 2022, were $0.5 million and $0.8 million, respectively, as compared to $42,000 and $0.1 million for the same periods in 2021. The increases were primarily related to the increase in interest rates on money market funds and marketable securities.

Other Income (Expense), Net: Other income (expense), net for the fourth quarter and year ended December 31, 2022, were a net other income of $0.9 million and $7.6 million, respectively, as compared to a net other expense of $1,000 and $0.3 million for the same periods in 2021. The variances were primarily related to the gain on the remeasurement of warrant liabilities and transaction costs incurred in connection with the business combination consummated in August 2021.

Net Loss: Net loss for the fourth quarter and year ended December 31, 2022, were $0.8 million and $36.0 million, respectively, as compared to $15.0 million and $54.6 million for the same periods in 2021.

Forward Looking Statements

This current report contains certain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements generally are accompanied by words such as “will,” “plan,” “intend,” “potential,” “expect,” “could,” or the negative of these words and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Surrozen’s discovery, research and development activities, in particular its development plans for its product candidates SZN-1326, SZN-043, and SZN-413, including anticipated clinical development timelines and the availability of data, the potential for such product candidates to be used to treat human disease, the Company’s expectation that it will nominate a fourth product candidate by the end of 2023, the Company’s anticipated reduction in operating expenses in 2023 and expected cash runway into the second half of 2023. These statements are based on various assumptions, whether or not identified in this current report, and on the current expectations of the management of Surrozen and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Surrozen. These forward-looking statements are subject to a number of risks and uncertainties, including the initiation, cost, timing, progress and results of research and development activities, preclinical or and clinical trials with respect to SZN-1326, SZN-043, SZN-413 and potential future drug candidates; the Company’s ability to fund clinical trials and development efforts, whether with existing funds or through additional fundraising; Surrozen’s ability to identify, develop and commercialize drug candidates; Surrozen’s ability to successfully complete preclinical and clinical studies for SZN-1326,

SZN-043, SZN-413, or other future product candidates; the effects that arise from volatility in global economic, political, regulatory and market conditions; and all other factors discussed in Surrozen’s Annual Report on Form 10-K for the year ended December 31, 2021 and Surrozen's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 under the heading “Risk Factors,” and other documents Surrozen has filed, or will file, with the Securities and Exchange Commission. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Surrozen presently does not know, or that Surrozen currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Surrozen’s expectations, plans, or forecasts of future events and views as of the date of this current report. Surrozen anticipates that subsequent events and developments will cause its assessments to change. However, while Surrozen may elect to update these forward-looking statements at some point in the future, Surrozen specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Surrozen’s assessments of any date after the date of this current report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SURROZEN, INC.

Date:	March 23, 2023	By:	/s/ Charles Williams
Name: Charles Williams Title: Chief Financial Officer